January 4, 2010

Michael R. Moore
Chief Financial Officer
Capital Bank Corporation
333 Fayetteville Street, Suite 700
Raleigh, North Carolina 27601

Re: Capital Bank Corporation
   Form 10-K for December 31, 2008
   File Number 0-30062

Dear Mr. Moore:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for December 31, 2008, filed March 16, 2009

Business, page 4

1.   Given the company's dependence on your local economy, please revise in future
        filings to quantify important economic indicators such as unemployment, average
        income, bankruptcies and the like, particularly as it impacts your significant
        commercial lending operations.

Proxy Statement
Executive Compensation, page 11

2.   You only provide compensation information for four persons. Item 402(a)(3)(iii)
        of Regulation S-K requires that disclosure be provided for your three most highly
        compensated executive officers, other than the principal executive officer and the
        principal financial officer, who were serving as executive officers at the end of
        the last completed fiscal year. An executive officer is any executive with policy
        making authority, whether or not an executive officer under your charter and
        bylaws. In future filings please ensure that you provide appropriate disclosure for
        all individuals for whom disclosure is required under Item 402 of Regulation S-K.
        Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of
        Regulation S-K, and Exchange Act Rule 3b-7. Please advise.

Certain Transactions, page 35 of Definitive Proxy Statement on Schedule 14A

3.   We note the disclosure on page 35 that banking transactions with related persons
        were made on substantially the same terms as those prevailing at the time for
        comparable transactions with others. Please confirm, and revise future filings to
        disclose, if true, that any loans were made on substantially the same terms,
        including interest rates and collateral, as those prevailing at the time for
        comparable loans with persons not related to the lender. Refer to Instruction 4.c.
        to Item 404(a) of Regulation S-K.

Form 10-Q for the Period Ended September 30, 2009
Results of Operations
Net Income, page 26

4.   We note your disclosures that during the three months ended September 30, 2009 you recorded an income tax benefit in your income statement mostly due to a change in your estimated annual effective tax rate given higher than normal levels of nontaxable income (i.e. municipal bond, loan income, and bank-owned life insurance income) as well as higher levels of loan loss provisions over the year to date period. Please provide us with a detailed discussion of your accounting in this regard focusing on the timing and amount of this income tax benefit recorded in the current period.

Asset Quality, page 31

5.   We note your disclosure on page 33 that you determine the fair value of impaired loans based on the present value of expected future cash flows. Additionally, you disclose in Note 10 on page 15 your policies and procedures relating to determining fair value and the resulting classification of impaired loans as either Level 2 or 3. Based upon the tabular presentation on page 16, it appears that all of your impaired loans are classified as Level 3, which would indicate that an appraised value is not available or management determines the fair value is further impaired below the appraised value and there is no observable market price. Based upon this disclosure and since the majority of your impaired loans are commercial real estate loans and therefore are collateral dependent, please tell us as of September 30, 2009 and revise your future filings beginning with your Form 10-K for the period ended December 31, 2009 to disclose the following:

- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;
- How and when you obtain updated third-party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
- The typical timing surrounding the recognition of a commercial real estate loan as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;
- How you account for any partially charged-off commercial real estate loans subsequent to receiving an updated appraisal; and
- In cases where the appraisal has not been updated to reflect current market conditions, please tell us the other procedures you perform (i.e. for estimating the fair value of the collateral for these loans).

Additionally, to further assist in our understanding of your collateral valuation methodologies, please provide us with a detail of the valuation techniques performed (i.e. appraisals, broker price opinions, internal valuations, etc.) to determine the fair value of the significant components of your $49.9M impaired loans as of September 30, 2009.

6.   As a related matter, please provide us with a detail of your five largest impaired commercial real estate loans as of September 30, 2009, which includes discussion of the following:

- when the loan was originated;
- the allowance for loan losses associated with the loan, as applicable;
- when the loan became impaired;
- the underlying collateral supporting the loan;
- the last appraisal obtained for the loan, as applicable; and
- any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

7.   We note your disclosures relating to troubled debt restructurings (TDRs) beginning on page 33. We also note that these TDRs have increased significantly during 2009, are predominantly commercial real estate loans, and are considered to be impaired. Please tell us as of September 30, 2009 and revise your future filings beginning with your Form 10-K for the period ended December 31, 2009 to disclose the following:

- Your policy regarding how you determine whether a TDR is classified as performing or nonperforming. Your current disclosure indicates that this classification is based solely on your expectations of the borrowers to perform after the restructuring (based on modified note terms) and therefore, the majority of these TDRs continue to accrue interest.

- Your policy regarding when a nonperforming TDR can be returned to accrual status. For instance, disclose whether you consider a predefined number of satisfactory payments in subsequent periods or other procedures in determining the classification of a TDR. We note you have $9.1M of nonperforming TDRs as of September 30, 2009.
- Quantification of the types of concessions made (i.e. reductions in interest rate, payment extensions, forgiveness of principal, forbearance, etc.) along with discussion of your success with these different types of concessions granted.
- The allowance for loan losses allocated to your performing and nonperforming TDRs. We note your disclosure on page 34 that as of September 30, 2009, the allowance for loan losses allocated to TDRs was $2.4M.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to John Spitz, Staff Accountant, at 202-551-3484, or to Amit Pande, Accounting Branch Chief, at 202-551-3423. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3464.

Sincerely,

Kathryn McHale
Senior Attorney

By FAX: Michael R. Moore
FAX number 919-645-3490